United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

COVID-19

Protecting our employees, partners and communities

Vale S.A.

March 31st, 2020

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”

“Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

We have been acting to keep our people, operations and community safe

Crisis management: structured to deploy Vale’s global Response Plan

Critical operational teams: physically isolated, minimal contingent for safe operation, backup team and movement restriction

Screening points at site access and intensification of cleaning and social distancing at canteens

Home-office where no physical presence is mandatory

Company-wide communication on the response plan and prevention procedures

Suspension of all non-essential construction works at sites

Suspension of activities where minimum conditions of safety could not be achieved

We are also using our logistics and financial capabilities to help the Brazilian society fight the coronavirus

5 million COVID-19 test kits are		Keeping a healthy value-chain
being donated		ecosystem
• 500 thousand already received	•	Advance payments to +1,000
• 4.5 million to be received in April		companies in Brazil
• Also donating PPEs for health	•	Reduce the payment terms to
professionals		+3,000 companies
	•	Support to construction
companies and workers allocated
to projects which are being halted

Markets: steel production cuts in Europe to impact iron ore demand while iron ore supply cuts due to lockdowns could soften impact

European idling capacity (as of 26Mar20)

Company	Hot Metal	Cuts
	production	announced
	2019
	Mt	% capacity
ArcelorMittal	23.0	36%
(W.Europe)

Ilva	4.3	51%
VoestAlpine	5.8	12%
EU28	87	17%

Iron ore mining production cuts

Region	Seaborne	Lockdown
	production	period
	2019
	Mt	Days
South Africa	62.0	21
& other Africa

Canada	53.0	21
India	32.6	21
Peru	15.9	15
Malaysia	3.4	28

Estimated supply disruption ~18Mt

Source: Vale’s Market intelligence, Companies announcements, Commercial team, Technical marketing

Operations: so far we have been weathering the outbreak, with limited impact in operations

Long

Harbour operating

Voisey’s

Sudbury Bay and suspended

Thompson operating

No interruptions at Brazilian operations

No interruptions at Chinese ports

Operations

at Malaysia

DC

suspended

Moatize maintenance postponed

We are using several levers to tackle the risks ahead

Risk

Mitigation

Restrictions imposed by regulators and authorities

In Brazil and other regions, governments have stated the essential nature of mining activities.

Disruption of our supply chain

Help our ecosystem of small and medium-sized suppliers, with payments anticipation, reduction in payment terms and payroll support for contractors.

Deterioration of our customers’ financial health

Vale is looking to work closely with our customer base and evaluate support on a case-by-case basis.

Employees absenteeism and insufficient contingent to operate at some sites

H&S measures to protect employees. Preliminary results from weekly internal surveys indicate that great majority of employees are feeling safeguarded with H&S measures adopted by Vale

In addition, Vale risks facing:

•	Costs and expenses associated with suspension of contractors’ work on non-essential projects

•	Postponement of production capacity resumption due to delayed inspections , assessments or authorizations

Vale has been resilient, but severe uncertainties remain ahead

Up to this moment, Vale is performing relatively well, with limited impact on production and sales, but our ecosystem has been highly impacted by the restrictions imposed by the Covid-19 pandemic, which could ultimately affect our operations.

Our priority and efforts have been in the direction of safeguarding the health and safety of our employees, provide business support to our partners and deliver humanitarian support to the communities in which we operate.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 31, 2020		Director of Investor Relations